September 30, 2011

VIA EDGAR

Mr. John Krug
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4720
Washington, DC 20549

Re:	Propanc Health Group Corporation
Amendment No. 1 to the Registration Statement on Form S-1
Filed August 18, 2011
File No. 333-175092

Dear Mr. Krug:

We are counsel to Propanc Health Group Corporation (“Propanc,” the “Company” or “our client”).  On behalf of our client, we respond as follows to the Staff’s comments dated August 19, 2011 and August 30, 2011, relating to the above-captioned Registration Statement.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment in italics immediately thereafter.  In addition, we have attached a copy of the Registration Statement on Form S-1, Amendment No. 2, which has been marked with the changes from Form S-1, Amendment No.1 filed on August 18, 2011.

August 19, 2011 Comment Letter

Comment:        Our preliminary review of the above referenced amendment to your registration statement indicates that it fails in various material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Namely, the financial statements included in the filing are not current as required by Article 8-08 of Regulation S-X. In addition, your next amendment should include an updated accountant’s consent. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

Response:        The Registration Statement has been updated to include the Company’s audited consolidated financial statements for the years ended June 30, 2011 and 2010.

August 30, 2011 Comment Letter

Form S-1

Note 8- Stockholders’ Equity, page F-18

Comment:        In your response to comment 83, you state that “the last sale of the Company’s common stock occurred late October 2010 at $0.16.” Please clarify this statement by telling us whether these shares were issued to a related party or a third party. Furthermore, please reconcile this statement with your footnote under “Calculation of registration fee” regarding your proposed maximum offering price per share that it was estimated “on the basis of the last sales price of the Company’s common stock.” If no share was issued at a price close to $1.50, please provide us a description of events that contributed to the increase in the fair value of your common stock. We do not believe that your filing of the registration statement and the IPO itself would attribute to the significant increase in the fair value of your common stock.

If proposed maximum offering price per share of $1.50 was not based on the last sales price of your common stock, please tell us how you estimated this offering price per share.

With regards to fair valuing the 7,216,365 shares issuable under your June 8, 2011 agreement, please tell us why you believe that the October 2010 sales price is a better indication of fair value of these shares rather than the $1.50 that was estimated on the measurement date. In this respect it is noted that the registration statement was filed on June 23, 2011 with an anticipated IPO price of $1.50. Please disclose in the filing a chronological schedule of events from October 2010 to today that impacted the fair value of your common stock and quantify how much each event impacted the fair value.

Response:        Based on the estimated IPO price and certain transactions occurring in July 2011, we have reevaluated the valuation of the 7,216,365 shares and recorded them at a value of $1.50 per share, as presented and discussed in the June 30, 2011 consolidated financial statements. This $1.50 valuation is consistent with the value used in the "Calculation of registration fee."

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We trust that the foregoing is responsive to the Staff’s comments.  Please do not hesitate to call me at (212) 752-9700 if you have any questions.

Very truly yours,

/s/ Peter J. Gennuso
Peter J. Gennuso, Esq.